SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF AUDITED FINANCIAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTELS (MALAYSIA) BERHAD

THIS IS NOT THE ANNOUNCEMENT OF THE AUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE FOURTH QUARTER AND FOR THE YEAR ENDED 31 DECEMBER 2008. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH AUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN MALAYSIA ON 24 FEBRUARY 2009 PURSUANT TO CHAPTER 9 OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD.

SUMMARY

SHANGRI-LA HOTELS (MALAYSIA) BERHAD ("SHMB"), a 52.78% subsidiary of SA and a company listed on Bursa Malaysia Securities Berhad, has announced its audited financial results for the fourth quarter and for the year ended 31 December 2008 in Malaysia on 24 February 2009. The audited financial statements of SHMB have been prepared in accordance with applicable approved Financial Reporting Standards issued by the Malaysian Accounting Standards Board. The audited Condensed Consolidated Income Statement of SHMB and recommendation on final dividend by the Board of Directors of SHMB are provided below.

SHMB, a subsidiary of SA listed on Bursa Malaysia Securities Berhad and in which SA has a 52.78% interest, has announced its audited financial results for the fourth quarter and for the year ended 31 December 2008 in Malaysia on 24 February 2009. The audited Condensed Consolidated Income Statement of SHMB and recommendation on final dividend by the Board of Directors of SHMB are provided below:

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
AUDITED CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE FOURTH QUARTER AND FOR THE YEAR ENDED 31 DECEMBER 2008

	Three Months Ended		Twelve Months Ended	
	31.12.2008	31.12.2007	31.12.2008	31.12.2007
	RM'000	*RM'000*	*RM'000*	*RM'000*
Revenue	**99,131**	**108,853**	**415,447**	**410,725**
Operating profit before exceptional item	5,820	27,066	78,995	108,192
Exceptional item	–	–	–	–
Operating profit after exceptional item	5,820	27,066	78,995	108,192
Interest expense	(1,702)	(1,545)	(6,477)	(7,315)
Interest income	89	58	340	227
Share of results of an associated company	(288)	(635)	(1,384)	(2,698)
Profit before tax	**3,919**	**24,944**	**71,474**	**98,406**
Tax expense	2,618	1,346	(13,690)	(15,213)
Profit for the period/year	**6,537**	**26,290**	**57,784**	**83,193**
Attributable to:				
Shareholders of Shangri-La Hotels (Malaysia) Berhad	**5,578**	**25,559**	**49,267**	**77,242**
Minority interests	959	731	8,517	5,951
	6,537	**26,290**	**57,784**	**83,193**
Basic Earnings per Ordinary Share (sen)	1.27	5.81	11.20	17.56
Diluted Earnings per Ordinary Share (sen)	NA	NA	NA	NA

NA – not applicable

RECOMMENDATION ON FINAL DIVIDEND BY THE BOARD OF SHMB

The Directors of SHMB are recommending a final dividend of 5% or 5 sen per share less tax of 25% (2007: final dividend of 7% or 7 sen per share less tax of 26%) in respect of the financial year ended 31 December 2008 for approval by the shareholders of SHMB at the forthcoming Annual General Meeting of SHMB to be held on Thursday, 21 May 2009.

This proposed final dividend, together with the interim dividend of 3% or 3 sen per share less tax of 26% paid to the shareholders of SHMB on 26 November 2008, will give a total dividend of 8% or 8 sen less tax, for the financial year ended 31 December 2008 (2007: 10% or 10 sen less tax). Subject to approval by the shareholders of SHMB, the proposed final dividend will be paid to the shareholders of SHMB on Tuesday, 30 June 2009.

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE AUDITED FINANCIAL RESULTS INCLUDING THE EARNINGS PER ORDINARY SHARE AND DIVIDEND RECOMMENDED PERTAIN ONLY TO SHMB, A 52.78% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS 52.78% SHARE OF THE 2008 CONSOLIDATED RESULTS OF SHMB IN SA'S 2008 FINAL RESULTS AFTER MAKING APPROPRIATE ADJUSTMENTS TO CONFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 24 February 2009

As at the date of this announcement, the Board of Directors of SA comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Madhu Rama Chandra Rao as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man, BBS, JP, Mr. Timothy David Dattels and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *For identification purpose only*

END